Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

On 11 November 2015, Anheuser-Busch InBev SA/NV (“AB InBev”) announced the cash offer with a cash and share alternative for the acquisition of the entire issued and to be issued share capital of SABMiller plc (“SABMiller”) by AB InBev (“the Combination”). In connection with the Combination, AB InBev also entered into an agreement with Molson Coors Brewing Company (“Molson Coors”) regarding a complete divestiture of SABMiller’s interest in the MillerCoors LLC (“MillerCoors”) joint venture and the Miller brand portfolio outside of the U.S. (“Global Miller Brands”) (“the Divestiture”) conditional upon completion of the Combination. Collectively, the Combination and the Divestiture, along with the related financing, are referred to as “the Transaction”.

The Combination will be implemented by means of the acquisition of SABMiller by a Belgian limited liability company to be formed for the purposes of the acquisition (“Newco”). AB InBev will also merge into Newco so that, following completion of the Combination, Newco will be the new holding company for the combined group.

Pursuant to the terms of the Combination, each SABMiller shareholder will be entitled to receive £44 for each ordinary share of SABMiller. The Combination will also include a Partial Share Alternative (“PSA”) under which SABMiller shareholders can elect to receive £3.7788 per SABMiller ordinary share and 0.483969 unlisted restricted shares of Newco, in lieu of the full cash consideration to which they would otherwise be entitled under the Combination. The PSA is limited to a maximum of 326,000,000 restricted shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the Combination. Shareholders of AB InBev will receive one new ordinary share in Newco for each AB InBev ordinary share held at the record date.

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller. Upon completion of the Transaction, MillerCoors will become a wholly owned subsidiary of Molson Coors, and Molson Coors will have full control of the operations and resulting economic benefits of MillerCoors. Additionally, Molson Coors will acquire full ownership of the Global Miller Brands and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market and the Global Miller Brands, as well as related trademarks and other intellectual property rights.

The following unaudited pro forma condensed combined financial information (the “pro forma financial information”) is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Combination. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future date or period.

The unaudited pro forma condensed combined income statements (the “pro forma income statements”) for the fiscal year ended 31 December 2014 (the “2014 pro forma income statement”) and for the six months ended 30 June 2015 (the “half year 2015 pro forma income statement”) assume that the Transaction was completed on 1 January 2014. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) as of 30 June 2015 is based on the assumption that the Transaction was completed on that day. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the proposed Transaction. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal years differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2014 and financial information for SABMiller for the fiscal year ended 31 March 2015 have been used in preparation of the 2014 pro forma income statement. Financial information for AB InBev as of and for the six months ended 30 June 2015 and financial information for SABMiller as of and for the six months ended 30 September 2015 have been used in the preparation of the pro forma balance sheet and the half year 2015 pro forma income statement.

The pro forma financial information should be read in conjunction with:

●	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2014; AB InBev’s unaudited condensed consolidated financial statements and related notes contained in AB InBev’s unaudited interim report on Form 6-K as of and for the six months ended 30 June 2015;
●	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2015, attached as Exhibit 99.1 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and are based on limited information available. The pro forma financial information also includes adjustments to reflect the financing structure to fund the Combination. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Combination will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this publication. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial information.

The Combination is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. As described above, AB InBev has announced its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Global Miller Brands. AB InBev also announced on 3 December 2015 that it is exploring the sale of a number of SABMiller’s European brands and related businesses, and that any sale may include one or more of these brands or businesses and would be conditional upon closing of the Combination. Due to the inherent uncertainty surrounding the outcome of regulatory reviews and of any discussions with potential buyers, AB InBev is not able, as of the date of this publication, to quantify the potential impact of remedies or additional divestitures in connection with those reviews, and accordingly, has not given effect to disposals other than the Divestiture described above.

AB InBev
Unaudited Pro Forma Condensed Combined Income Statement
			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2014	Adjusted SABMiller for the fiscal year ended 31 March 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	47,063	16,534	-	-	(342)	63,255
Cost of sales	(18,756)	(6,051)	(12)	-	184	(24,635)

Gross profit	28,307	10,483	(12)	-	(158)	38,620
Distribution expenses	(4,558)	(1,623)	(1)	-	7	(6,175)
Sales and marketing expenses	(7,036)	(2,495)	333	-	92	(9,106)
Administrative expenses	(2,791)	(2,104)	(1)	-	10	(4,886)
Other operating income/(expenses)	1,386	193	-	-	(24)	1,555

Restructuring (including impairment losses)	(277)	(208)	-	-	-	(485)
Business and asset disposal (including impairment losses)	157	446	-	-	-	603
Acquisition costs business combinations	(77)	-	-	-	-	(77)
Other impairment losses	-	(313)	-	-	-	(313)

Profit from operations	15,111	4,379	319	-	(73)	19,736
Finance cost	(2,797)	(1,047)	-	(1,323)	-	(5,167)
Finance income	1,478	415	-	-	-	1,893

Net finance cost	(1,319)	(632)	-	(1,323)	-	(3,274)
Share of result of associates and joint ventures	9	1,083	78	-	(828)	342

Profit before tax	13,801	4,830	397	(1,323)	(901)	16,804
Income tax expense	(2,499)	(1,273)	(102)	-	191	(3,683)

Profit	11,302	3,557	295	(1,323)	(710)	13,121

Attributable to:
Equity holders of AB InBev (“parent”)	9,216	3,299	274	(1,323)	(710)	10,756
Non-controlling interest	2,086	258	21	-	-	2,365
Earnings per share
Basic	5.64					5.51	(5)
Diluted	5.54					5.43	(5)
Basic weighted average number of ordinary shares	1,634		317			1,951	(5)
Diluted weighted average number of ordinary shares	1,665		317			1,982	(5)

AB InBev
Unaudited Pro Forma Condensed Combined Income Statement
			Pro forma adjustments (US$m)
	Historical AB InBev for the six months ended 30 June 2015	Adjusted SABMiller for the six months ended 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	21,505	7,485	-	-	(177)	28,813
Cost of sales	(8,662)	(2,828)	(35)	-	95	(11,430)

Gross profit	12,843	4,657	(35)	-	(82)	17,383
Distribution expenses	(2,125)	(703)	(1)	-	3	(2,826)
Sales and marketing expenses	(3,343)	(1,198)	140	-	62	(4,339)
Administrative expenses	(1,263)	(968)	(2)	-	5	(2,228)
Other operating income/(expenses)	483	25	-	-	(8)	500

Restructuring (including impairment losses)	(55)	15	-	-	-	(40)
Business and asset disposal (including impairment losses)	147	-	-	-	-	147
Acquisition costs business combinations	(4)	-	-	-	-	(4)
Judicial settlement	(77)	-	-	-	-	(77)

Profit from operations	6,606	1,828	102	-	(20)	8,516
Finance cost	(1,235)	(371)	-	(632)	-	(2,238)
Finance income	1,107	133	-	-	-	1,240
Net finance cost	(128)	(238)	-	(632)	-	(998)
Share of result of associates and joint ventures	8	737	32	-	(483)	294

Profit before tax	6,486	2,327	134	(632)	(503)	7,812
Income tax expense	(1,125)	(570)	(36)	-	105	(1,626)
Profit	5,361	1,757	98	(632)	(398)	6,186

Attributable to:
Equity holders of AB InBev (“parent”)	4,610	1,640	91	(632)	(398)	5,311
Non-controlling interest	751	117	7	-	-	875
Earnings per share
Basic	2.81					2.71	(5)
Diluted	2.76					2.67	(5)
Basic weighted average number of ordinary shares	1,640		317			1,957	(5)
Diluted weighted average number of ordinary shares	1,671		317			1,988	(5)

AB InBev
Unaudited Pro Forma Condensed Combined Balance Sheet
			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2015	Adjusted SABMiller as of 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Assets
Non-current assets
Property, plant and equipment	19,295	7,544	1,156	-	-	27,995
Goodwill	68,465	13,721	74,003	-	-	156,189
Intangible assets	29,535	6,366	14,643	-	-	50,544
Investments in associates	139	4,518	5,982	-	-	10,639
Investments in joint ventures	-	5,321	(5,321)	-	-	-
Investment securities	135	19	-	-	-	154
Deferred tax assets	1,497	160	-	-	-	1,657
Employee benefits	12	-	-	-	-	12
Trade and other receivables	1,664	637	-	-	-	2,301

	120,742	38,286	90,463	-	-	249,491
Current assets
Investment securities	331	-	-	-	-	331
Inventories	3,112	981	(11)	-	-	4,082
Income tax receivable	230	197	-	-	-	427
Trade and other receivables	7,395	2,160	-	-	-	9,555
Cash and cash equivalents	6,453	629	(70,047)	66,042	12,000	15,077
Assets held for sale	92	-	12,000	-	(12,000)	92

	17,613	3,967	(58,058)	66,042	-	29,564

Total assets	138,355	42,253	32,405	66,042	-	279,055

AB InBev
Unaudited Pro Forma Condensed Combined Balance Sheet
			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2015	Adjusted SABMiller as of 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Equity
Issued capital	1,736	168	90	-	-	1,994
Share premium	17,620	6,809	33,891	-	-	58,320
Reserves	(7,274)	(3,538)	3,538	-	-	(7,274)
Retained earnings	35,419	18,204	(18,204)	(1,000)	-	34,419

Equity attributable to equity holders of AB InBev	47,501	21,643	19,315	(1,000)	-	87,459
Non-controlling interest	3,942	1,169	4,253	-	-	9,364

	51,443	22,812	23,568	(1,000)	-	96,823

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	44,067	10,752	372	49,762	-	104,953
Employee benefits	2,965	178	-	-	-	3,143
Deferred tax liabilities	12,179	2,134	8,465	-	(4,500)	18,278
Trade and other payables	1,026	40	-	-	-	1,066
Provisions	809	116	-	-	-	925

	61,046	13,220	8,837	49,762	(4,500)	128,365
Current liabilities
Bank overdrafts	62	204	-	-	-	266
Interest-bearing loans and borrowings	7,375	1,054	-	17,280	-	25,709
Income tax payable	759	929	-	-	4,500	6,188
Trade and other payables	17,522	3,774	-	-	-	21,296
Provisions	148	260	-	-	-	408

	25,866	6,221	-	17,280	4,500	53,867

Total equity and liabilities	138,355	42,253	32,405	66,042	-	279,055

Note 1. Basis of preparation

The pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction including the financing structure established to fund the Combination. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal years differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2014 and financial information for SABMiller for the fiscal year ended 31 March 2015 have been used in preparation of the 2014 pro forma income statement. Financial information for AB InBev as of and for the six months ended 30 June 2015 and financial information for SABMiller as of and for the six months ended 30 September 2015 have been used in the preparation of the pro forma balance sheet and the half year 2015 pro forma income statement.

The 2014 pro forma income statement and half year 2015 pro forma income statement are based on the assumption that the Transaction was completed on 1 January 2014. The pro forma balance sheet as of 30 June 2015 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction. Pro forma adjustments reflected in the pro forma income statements are based on items that are factually supportable and directly attributable to the Transaction, and which are expected to have a continuing impact on AB InBev’s results of operations. Any nonrecurring items directly attributable to the Transaction are included in the pro forma balance sheet, but not in the pro forma income statements. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction have not been eliminated. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Combination, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

	Historical SABMiller for the fiscal year ended 31 March 2015	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the fiscal year ended 31 March 2015
	US$m	US$m	US$m
Revenue	22,130	(5,596)	16,534
Cost of sales	-	(6,051)	(6,051)

Gross profit	22,130	(11,647)	10,483
Net operating expenses	(17,746)	17,746	-
Distribution expenses	-	(1,623)	(1,623)
Sales and marketing expenses	-	(2,495)	(2,495)
Administrative expenses	-	(2,104)	(2,104)
Other operating income/(expenses)	-	193	193

Restructuring (including impairment losses)	-	(208)	(208)
Business and asset disposal (including impairment losses)	-	446	446
Other impairment losses	-	(313)	(313)

Profit from operations	4,384	(5)	4,379
Finance cost	(1,047)	-	(1,047)
Finance income	410	5	415

Net finance cost	(637)	5	(632)
Share of result of associates and joint ventures	1,083	-	1,083

Profit before tax	4,830	-	4,830
Taxation	(1,273)	-	(1,273)

Profit	3,557	-	3,557

Attributable to:
Equity holders of AB InBev	3,299		3,299
Non-controlling interest	258		258

	Historical SABMiller for the six months ended 30 September 2015	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the six months ended 30 September 2015
	US$m	US$m	US$m
Revenue	9,990	(2,505)	7,485
Cost of sales	-	(2,828)	(2,828)

Gross profit	9,990	(5,333)	4,657
Net operating expenses	(8,162)	8,162	-
Distribution expenses	-	(703)	(703)
Sales and marketing expenses	-	(1,198)	(1,198)
Administrative expenses	-	(968)	(968)
Other operating income/(expenses)	-	25	25

Restructuring (including impairment losses)	-	15	15

Profit from operations	1,828	-	1,828
Finance cost	(371)	-	(371)
Finance income	133	-	133

Net finance cost	(238)	-	(238)
Share of result of associates and joint ventures	737	-	737

Profit before tax	2,327	-	2,327
Taxation	(570)	-	(570)

Profit	1,757	-	1,757

Attributable to:
Equity holders of AB InBev	1,640		1,640
Non-controlling interest	117		117

	Historical SABMiller as of 30 September 2015	Pro forma reclassifications adjustments (b)	Adjusted SABMiller as of 30 September 2015
	US$m	US$m	US$m
Assets
Non-current assets
Property, plant and equipment	7,544	-	7,544
Goodwill	13,721	-	13,721
Intangible assets	6,366	-	6,366
Investments in associates	4,518	-	4,518
Investments in joint ventures	5,321	-	5,321
Available for sale investments	19	(19)	-
Investment securities	-	19	19
Derivative financial instruments	519	(519)	-
Deferred tax assets	160	-	160
Trade and other receivables	118	519	637

	38,286	-	38,286
Current assets
Inventories	981	-	981
Income tax receivable	197	-	197
Derivative financial instruments	434	(434)	-
Trade and other receivables	1,726	434	2,160
Cash and cash equivalents	629	-	629

	3,967	-	3,967

Total assets	42,253	-	42,253

Equity
Issued capital	168	-	168
Share premium	6,809	-	6,809
Merger relief reserve	3,628	(3,628)	-
Reserves	(7,166)	3,628	(3,538)
Retained earnings	18,204	-	18,204

Equity attributable to equity holders of AB InBev	21,643	-	21,643
Non-controlling interest	1,169	-	1,169

	22,812	-	22,812

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	10,752	-	10,752
Employee benefits	-	178	178
Deferred tax liabilities	2,134	-	2,134
Derivative financial instruments	19	(19)	-
Trade and other payables	21	19	40
Provisions	294	(178)	116

	13,220	-	13,220
Current liabilities
Bank overdrafts	-	204	204
Interest-bearing loans and borrowings	1,258	(204)	1,054
Income tax payable	929	-	929
Derivative financial instruments	63	(63)	-
Trade and other payables	3,711	63	3,774
Provisions	260	-	260

	6,221	-	6,221

Total equity and liabilities	42,253	-	42,253

(a)	Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statements in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

●	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;
●	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of $5.6 billion for the 2014 pro forma income statement and $2.5 billion for the half year 2015 income statement; and
●	Separate disclosure of exceptional items, including restructuring, business and asset disposal and other impairment losses line items in accordance with AB InBev’s disclosure policy.

(b)	Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

●	Available for sale investments are included as part of investment securities;
●	Derivative financial instrument assets are included as part of both non-current trade and other receivables and current trade and other receivables;
●	Derivative financial instrument liabilities are included as part of both non-current trade and other payables and current trade and other payables;
●	Merger relief reserve is included as part of reserves;
●	Separate disclosure of employee benefits on the face of the balance sheet; and
●	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

(a)	Sources of funding

AB InBev entered into the following loan facilities (“the Senior Facilities Agreement”), pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Combination, the option shares (see Note 4(a)(ii) and (iii)) and provide the financing for fees, costs and expenses in connection with the Combination:

●	A $10 billion multicurrency one year term loan facility (“Disposals Bridge Facility”);
●	A $15 billion multicurrency one year term loan facility (“Cash/DCM Bridge Facility A”);
●	A $15 billion multicurrency two year term loan facility (“Cash/DCM Bridge Facility B”);
●	A $25 billion multicurrency three year term loan facility (“Term Facility A”); and
●	A $10 billion multicurrency five year term loan facility (“Term Facility B”).

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and by Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

For the purposes of the pro forma financial information, AB InBev expects to receive proceeds of $75.0 billion from the Senior Facilities Agreement, for which AB InBev will pay $458 million of debt issuance costs. Further details for the calculation of the cash purchase consideration are included in Note 4(a)(i).

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of $1 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and is required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

(US$m)
Gross proceeds net of financing costs:
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Cash/DCM Bridge Facility A	15,000
Gross proceeds from Cash/DCM Bridge Facility B	15,000
Gross proceeds from Term Facility A	25,000
Gross proceeds from Term Facility B	10,000

Total sources of funding	75,000
Less: Payment of estimated transaction costs, net of tax, expected to be incurred by AB InBev and SABMiller	(1,000)	(i)
Less: Debt issuance costs	(458)
Less: Proceeds from Divestiture, net of tax, used to paydown Disposals Bridge Facility	(7,500)	(ii)

Total cash financing adjustment	66,042

The following represents the reconciliation from the total sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 30 June 2015:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Cash/DCM Bridge Facility A	15,000
Gross proceeds from Cash/DCM Bridge Facility B	15,000
Gross proceeds from Term Facility A	25,000
Gross proceeds from Term Facility B	10,000

Total gross proceeds	75,000
Less: Debt issuance costs	(458)

Total net proceeds	74,542
Less: Proceeds from Divestiture, net of tax, used to paydown Disposals Bridge Facility	(7,500)	(ii)

Total debt adjustment	67,042

Current portion of debt adjustment	17,280
Non-current portion of debt adjustment	49,762

Total debt adjustment	67,042

(i)	AB InBev and SABMiller did not incur any transaction costs during the six months ended 30 June 2015 and the fiscal year ended 31 December 2014; therefore, no adjustment has been made in the pro forma income statements.

AB InBev and SABMiller expect to incur approximately $1.0 billion in transaction costs in conjunction with the Combination, which include advisory, legal, audit, valuation and other fees and costs. These costs are presented in the pro forma balance sheet as a reduction in cash and a corresponding reduction in retained earnings.

(ii)	Proceeds from the Divestiture of the MillerCoors joint venture and Global Miller Brands are estimated to reach $12.0 billion before taxes and $7.5 billion after tax, assuming an estimated weighted average statutory tax rate of 37.5%.

Under the terms of the Senior Facilities Agreement, the net proceeds from the Divestiture of MillerCoors and the Global Miller Brands are required to be used to pay down and cancel the Disposals Bridge Facility. As a result, the proceeds from the Disposals Bridge Facility are presented net of the $7.5 billion in net proceeds received from the Divestiture within the pro forma financial information. For the purposes of the pro forma interest expense, it is assumed that the facility was paid down as of 1 January 2014. For the purposes of the pro forma debt adjustment, it is assumed that the facility was paid down as of 30 June 2015.

(b)	Interest expense

Interest expense in the 2014 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

(US$m)	Average principal	Interest rate	Interest expense

Disposals Bridge Facility, net	2,500	1.42%	36
Cash/DCM Bridge Facility A	15,000	1.42%	257
Cash/DCM Bridge Facility B	15,000	1.42%	257
Term Facility A	25,000	1.52%	384
Term Facility B	10,000	1.67%	169
Debt issuance costs - Senior Facilities Agreement	N/A	N/A	220

Total adjustment to interest expense			1,323

Consistent with the above, the half year 2015 pro forma income statement has been adjusted as follows:

(US$m)	Average principal	Interest rate	Interest expense

Disposals Bridge Facility, net	2,500	1.42%	18
Cash/DCM Bridge Facility A	15,000	1.42%	114
Cash/DCM Bridge Facility B	15,000	1.42%	114
Term Facility A	25,000	1.52%	192
Term Facility B	10,000	1.67%	84
Debt issuance costs - Senior Facilities Agreement	N/A	N/A	110

Total adjustment to interest expense			632

Pro forma adjustments to finance cost in the pro forma income statements reflect the additional interest charges under the Senior Facilities Agreement, which bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus applicable margins ranging from 1.00% to 1.25%, as if the borrowing of $75.0 billion had occurred on 1 January 2014 for the pro forma income statements. For the purposes of the pro forma adjustments, it has been assumed that only US dollar denominated loans will be utilized under the facilities.

The interest expense calculated for the pro forma income statements reflects that the margin applicable to the Cash/DCM Bridge Facility A Loan and the Cash/DCM Bridge Facility B Loan will be successively increased by 0.20% per annum on the date falling three months after the Completion of the Combination and each successive three month period thereafter.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.4162% (plus applicable margin) as of 30 November 2015 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the 2014 pro forma income statements and the half year 2015 income statement by approximately $84 million and $42 million, respectively.

As of 30 November 2015 AB InBev’s credit rating is A- and A2 with S&P and Moody’s, respectively. For purposes of the interest expense calculation AB InBev has assumed an interest rate based on the applicable margin matrix within the Senior Facilities Agreement for a credit rating of A-/A3. AB InBev has also considered the variability of the applicable margin based on the Company’s credit rating in accordance with the applicable margin matrix which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of the Company from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the 2014 pro forma income statement and half year 2015 pro forma income statement by approximately $180 million and $90 million, respectively. A change in the credit rating of the Company from A-/A3 to A+/A1 would decrease the interest expense for the 2014 pro forma income statement and half year 2015 pro forma income statement by approximately $124 million and $62 million, respectively.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment relating to debt issuance costs, which will be deferred and amortized over the duration of the borrowing in accordance with IFRS.

For the purposes of this pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Combination will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Combination.

For the purpose of the pro forma financial information, AB InBev has assumed that the new borrowings under the Senior Facilities Agreement will remain unchanged during the fiscal year ended 31 December 2014 and the six months ended 30 June 2015.

AB InBev may continue to seek alternatives to refinance a portion of the Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposal Bridge Facility, for the purposes of this pro forma financial information, AB InBev has assumed that no such financings, refinancings, or repayments have occurred.

Note 4. Pro forma adjustments related to the Combination

(a)	Preliminary purchase consideration and allocation

The Combination will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the completion of the Transaction and may vary from these estimates.

The estimated purchase consideration is calculated as follows:

			Offer per SABMiller share		Transaction equity value
			Share exchange ratio	Cash consideration per share (£)	Newco restricted shares	Cash consideration (£m)	Total equity value (£m)

SABMiller shares to be paid at £44 per share	999,630,463			44	-	43,984	43,984	(iii)
SABMiller shares to be exchanged for Newco resticted share	655,000,000		0.483969	3.7788	27,249	2,475	29,724	(ii)

Total SABMiller shares issued	1,654,630,463	(i)			27,249	46,459	73,708

Total equity value (£m)	73,708
Less: Estimated proceeds from options and share appreciation rights (SARs)	(648)	(iv)

Total consideration, net of share option proceeds (£m)	73,060

Total consideration, net of share option proceeds ($m)	111,005	(v)
Add: Fair market value of total debt assumed, including overdrafts	12,382	(vi)
Less: Total cash acquired	(629)

Purchase consideration, including debt assumed and net of cash acquired	122,758

The preliminary allocation of purchase consideration to fair value of assets acquired is as follows:

(US$m)
Net book value of the acquired assets and liabilities	19,303
Property, plant and equipment	1,156	(vi)
Intangible assets	14,643	(vi)
Investments in associates	5,982	(vi)
Investments in joint venture	6,668	(vi)
Deferred taxes, net	(8,465)	(vii)
Noncontrolling interests	(4,253)	(viii)
Goodwill	87,724	(ix)

Total allocation	122,758

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(i)	The 1,654,630,463 issued shares includes ordinary shares outstanding of 1,619,269,166 and total dilutive securities outstanding of 47,071,951, netted off against 11,710,654 ordinary shares held in the SABMiller’s Employee Benefit Trust, on 10 November 2015.

(ii)	Under the terms of the Combination, SABMiller shareholders who have elected the PSA will be entitled to receive £3.7788 in cash and one unlisted restricted share of Newco that is equivalent to 0.483969 of an AB InBev ordinary share in exchange for each SABMiller ordinary share held. Shareholders of AB InBev will receive one new ordinary share in Newco for each AB InBev ordinary share held at the record date.

The pro forma adjustment is based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively). Altria and BEVCO collectively hold a total of 655,000,000 SABMiller shares out of the 1,654,630,463 SABMiller shares as of 10 November 2015 and subject to the PSA. At an exchange ratio of 0.483969, Altria and BEVCO would thus require 316,999,695 Newco restricted shares to be issued.

The stock portion of the purchase consideration in relation to the PSA of £27.2 billion has been calculated using AB InBev’s closing share price on 30 November 2015 of €121.95 translated into pounds sterling at a rate of €1.4187 per pound as of 30 November 2015 per Newco restricted shares to be issued for 316,999,695 Newco restricted shares.

The cash portion of the purchase consideration in relation to the PSA of £2.5 billion has been calculated as £3.7788 per SABMiller share, for 655,000,000 shares held.

The PSA is limited to a maximum of 326,000,000 restricted shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the Transaction. The actual purchase consideration may fluctuate until this maximum is met, which would result in a corresponding decrease of $61 million in purchase consideration.

The actual purchase consideration will fluctuate until the date of Combination and therefore, the final valuation could differ significantly from the current estimate. A hypothetical 5% change in the price of AB InBev ordinary shares would result in a corresponding increase or decrease in the total purchase consideration of $2.0 billion, all other factors remaining constant.

(iii)	Under the terms of the Combination, SABMiller shareholders who have not elected the Partial Share Alternative will be entitled to £44 for each of SABMiller’s ordinary shares. The remaining 999,630,463 of the 1,654,630,463 SABMiller shares as of 10 November 2015, reflect the amount of shares that are not part of any irrevocable undertakings and thus represent the maximum number of shares that can be exchanged as part of the cash election. The cash purchase consideration related to the cash election of £44.0 billion has been calculated as £44 per SABMiller share, for 999,630,463 shares held.

The actual number of shares exchanged under the cash election and related purchase consideration may fluctuate to the extent that the elections for the PSA are satisfied to their maximum amounts as described in Note 4(a)(ii) above.

(iv)	The proceeds reflected in the previous table are based on the assumed exercise of 18,523,184 GBP denominated and 8,427,785 ZAR denominated share options and stock appreciation rights (“SARs”), respectively, outstanding on 10 November 2015 with a weighted average exercise price of £26.70 and R391.28 (£18.04), respectively, and 52,381 cash settled SARs with a weighted average exercise price of £28.09.

(v)	AB InBev entered into derivative foreign exchange forward contracts with respect to £45.0 billion of the purchase price to hedge against exposure to changes in the US dollar exchange rate for the payment of the cash purchase consideration in pound sterling. £45.0 billion of the cash consideration has been translated using a fixed exchange rate of $1.5295 per pound sterling as a result of these foreign exchange forward contracts. The remaining unhedged cash consideration of £1.5 billion, the proceeds on exercise of share options of £648 million and the total value of Newco shares to be issued of £27.2 billion have been translated at the spot rate of $1.5031 per pound sterling as at 30 November 2015. Refer to the calculation as follows:

	£m	$m
Hedged cash consideration	45,000	68,828
Unhedged cash consideration	1,459	2,193

Cash consideration	46,459	71,021
Estimated proceeds from options and SARs	(648)	(974)

Cash consideration, net of proceeds	45,811	70,047
Total value of Newco shares to be issued	27,249	40,958

Total consideration, net of share option proceeds	73,060	111,005

(vi)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

At 30 June 2015, the fair value of SABMiller’s debt, including overdrafts, is estimated to be $12.4 billion compared to a carrying value of $12.0 billion, resulting in an adjustment of $372 million. The adjustment is based on fair value estimates of publicly traded debt as of 30 November 2015. The book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

At 30 June 2015, the fair value of SABMiller’s property, plant and equipment is estimated to be $8.7 billion compared to a carrying value of $7.5 billion, resulting in an adjustment of $1.2 billion. Assuming an estimated effective tax rate of 29.5%, the increase in the deferred tax liability for the property, plant and equipment fair value adjustment is estimated to be $341 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

At 30 June 2015, the fair value of SABMiller’s intangible assets is estimated to be $21.0 billion compared to a carrying value of $6.4 billion, resulting in an adjustment of $14.6 billion. Assuming an estimated effective tax rate of 29.5%, the increase in the deferred tax liability for the intangible assets fair value adjustment is estimated to be $4.3 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2014 pro forma income statement and 2015 pro forma income statement to reflect a decrease of $319 million and $102 million, respectively. The adjustment includes the reversal of amortization of brands and certain distribution rights reported in the SABMiller 2014 and half year 2015 income statements, as AB InBev considers brands and certain distribution rights, as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. This adjustment is further based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. The related estimated increase to income tax expense for the 2014 pro forma income statement and the half year 2015 pro forma income statement is $102 million and $36 million, respectively.

At 30 June 2015, the fair value of investments in associates is estimated to be $10.5 billion compared to a carrying value of $4.5 billion, resulting in an adjustment of $6.0 billion. For public entities, fair value estimates are based on market data as of 30 November 2015. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

At 30 June 2015, the fair value of assets held for sale (MillerCoors and Global Miller Brands) is estimated to be $12.0 billion compared to a carrying value of $5.3 billion, resulting in an adjustment of $6.7 billion. The preliminary fair value estimate has been determined with reference to the $12.0 billion purchase price under the terms of the agreement entered into with Molson Coors on 11 November 2015 for the purchase of MillerCoors and the Global Miller Brands. The deferred tax liability was increased by $3.8 billion related to the assets held for sale.

(vii)	At 30 June 2015, the total net deferred tax liability is estimated to be $10.4 billion compared to a carrying value of $2.0 billion, resulting in an adjustment of $8.4 billion. Please refer to the deferred tax impacts to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(viii)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Combination.

(ix)	The goodwill balance arising from the Combination is estimated to be $87.7 billion, which results in a net adjustment to goodwill of $74.0 billion. The goodwill arising from the Combination of $87.7 billion has been calculated as the excess of the purchase consideration (including debt assumed and net of cash acquired) of $122.8 billion over the fair value of the net assets acquired of $35.1 billion.

(b)	Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 30 June 2015 is summarized as follows:

	Financing		Acquisition

(US$m)	Transaction costs	Eliminate SABMiller’s equity	Issuance of restricted shares for SABMiller ordinary shares	Total acquisition adjustments to equity

Issued capital	-	(168)	258	90
Share premium	-	(6,809)	40,700	33,891
Reserves	-	3,538	-	3,538
Retained earnings	(1,000)	(18,204)	-	(18,204)

Total shareholders’ equity	(1,000)	(21,643)	40,958	19,315

Note 5. Pro forma earnings per share

Pro forma earnings per share for the 2014 pro forma income statement and half year 2015 pro forma income statement have been recalculated to show the impacts of the Transaction on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Combination have been outstanding at the beginning of both periods presented.

The following table presents pro forma earnings per share for the pro forma income statements:

US$m	Historical AB InBev	Pro forma combined group
2014 pro forma income statement
Profit attributable to equity holders of AB InBev	9,216	10,756
Weighted average number of ordinary shares	1,634	1,951

Basic EPS	5.64	5.51

Profit attributable to equity holders of AB InBev	9,216	10,756
Weighted average number of ordinary shares (diluted)	1,665	1,982

Diluted EPS	5.54	5.43

Half year 2015 pro forma income statement
Profit attributable to equity holders of AB InBev	4,610	5,311
Weighted average number of ordinary shares	1,640	1,957

Basic EPS	2.81	2.71

Profit attributable to equity holders of AB InBev	4,610	5,311
Weighted average number of ordinary shares (diluted)	1,671	1,988

Diluted EPS	2.76	2.67

Note 6. Divestitures

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller upon completion of the Transaction. Additionally, Molson Coors will acquire full ownership of the Global Miller Brands and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

Proceeds from the Divestiture of the MillerCoors joint venture and Global Miller Brands are estimated to reach $12.0 billion before tax and $7.5 billion after tax, assuming an estimated statutory tax rate of 37.5%.

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to Global Miller Brands being sold to Molson Coors in the Divestiture. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Global Miller Brands includes certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

Under the terms of the Senior Facilities Agreement, the net proceeds of $7.5 billion from the Divestiture of MillerCoors and the Global Miller Brands is required to be used to pay down and cancel the Disposals Bridge Facility. As a result, the pro forma financial information has been adjusted to reflect this requirement under the terms of the Senior Facilities Agreement. Further details of the impact on the financing pro forma adjustment are included within Note 3(a).

The Combination is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. As described above, AB InBev has announced its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Global Miller Brands. AB InBev also announced on 3 December 2015 that it is exploring the sale of a number of SABMiller’s European brands and related businesses, and that any sale may include one or more of these brands or businesses and would be conditional upon closing of the Combination. Due to the inherent uncertainty surrounding the outcome of regulatory reviews and of any discussions with potential buyers, AB InBev is not able, as of the date of this publication, to quantify the potential impact of remedies or additional divestitures in connection with those reviews, and accordingly, has not given effect to disposals other than the Divestiture described above.